Champions Oncology, Inc.

One University Plaza, Suite 307

Hackensack, New Jersey 07601

(201) 808-8400

March 1, 2012

Via EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Champions Oncology, Inc. (the “Company”)

Form 10-K for the Fiscal Year ended April 30, 2011

File No. 001-17263

Dear Mr. Riedler:

I am writing to you in response to your letter of February 14, 2012, regarding the above referenced filing. Below is the Company’s response to the comment raised.

General

1.                  We note your comment and will amend our Form 10-K for the Fiscal Year Ended April 30, 2011 accordingly. The disclosure which we propose to include in Item 1 will read as follows:

On March 16, 2011, the Company entered into an agreement with Cephalon, Inc., (“Cephalon”), pursuant to which the Company will conduct Tumorgraft studies on proprietary chemical compounds provided by Cephalon to determine the activity or response of a compound in potential clinical indications. In April 2011, Cephalon paid an initiation fee of $1,390,000 to the Company. We anticipate that the studies will be initiated and completed within 12 months. Cephalon will, under certain conditions, also pay the Company various amounts upon achieving certain milestones. Potential milestone payments under the Agreement total $27 million. In addition, under certain conditions, Cephalon will pay the Company royalties on any commercialized products developed under the Agreement. These royalties, if any, will be at rates of under 10% of aggregate net sales over a period of 15 years or the life of the applicable patent (whichever is less). We are not able to estimate the amount, if any, of milestone and royalty payments we may receive under this agreement. Cephalon has the option to pay Champions a one-time payment in lieu of future milestone and royalty payments with respect to one or more of the chemical compounds provided by Cephalon to Champions. The amount of any such one-time payment is agreed to in advance, and for the two compounds currently under study, such payments are $460,000 and $880,000, respectively. The agreement will terminate when all payment obligations to the Company have been satisfied, and may be terminated sooner upon a breach or bankruptcy.

Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

March 1, 2012

Furthermore, we will be filing a request for confidential treatment pursuant to Rule 24b-2 with respect to the Cephalon agreement, and will file a redacted copy of the agreement as an exhibit to our April 30, 2011 Form 10-K.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

CHAMPIONS ONCOLOGY, INC.

/s/ Gary Gemignani
Gary Gemignani
Chief Financial Officer

cc:	Laura Crotty

Division of Corporate Finance

Securities and Exchange Commission

Via e-mail (CrottyL@sec.gov)

Hillel Tendler

Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.